





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69721

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 09/01/18 (MM/DD/YY) AND ENDING 08/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ROBUS CAPITAL PARTNERS LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

208 PONCE DE LEON AVE, STE 1030
(No. and Street)

SAN JUAN	PR	00918
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

FERNANDO FUSSA 954-242-1290
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KEVANE GRANT THORNTON LLP
(Name – *if individual, state last, first, middle name*)

33 CALLE BOLIVIA, STE 400	SAN JUAN	PR	00917
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PUBLIC







OATH OR AFFIRMATION

I, FERNANDO FUSSA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ROBUS CAPITAL PARTNERS LLC, as of AUGUST 31, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CHIEF EXECUTIVE OFFICER

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PUBLIC

Aff. 510

RECIBO

4U19-00326912

Sello

9397
10/11/2019
$5.00

Sello de Asistencia Legal
80004-2019-1011-17507074

510

RIVERA DIAZ
NOTARIO PÚBLICO

Financial Statement and Report of
Independent Registered Public Accounting Firm

Robus Capital Partners LLC
(A wholly-owned subsidiary of Pacific Capital Corp.)

August 31, 2019

Robus Capital Partners LLC
(A wholly-owned subsidiary of Pacific Capital Corp.)

CONFIDENTIAL

Table of Contents

Kevane Grant Thornton LLP
33 Bolivia Street
Suite 400
San Juan, Puerto Rico 00917-2013

T + 1 787 754 1915

F + 1 787 751 1284

E kgt@pr.gt.com

linkedin.com/company/kevane-grant-thornton
facebook.com/kevanegrantthornton

Report of Independent Registered Public Accounting Firm

**To the Member of
  Robus Capital Partners LLC:**

We have audited the accompanying balance sheet of **Robus Capital Partners LLC** (a wholly-owned subsidiary of Pacific Capital Corp.) ("the Company"), as of August 31, 2019 and the related notes and schedules (collectively referred to as the "financial statement"). In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of **Robus Capital Partners LLC** as of August 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

This balance sheet is the responsibility of the Company's management. Our responsibility is to express an opinion on this balance sheet based on our audit. We are a public accounting firm registered with the Public Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. As part of our audit we were required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risk of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

The Schedule I – Computation of net capital under Rule 15c 3-1 of the Securities and Exchange Commission and Schedule II – Reconciliation of aggregate indebtedness pursuant to Rule 17a-5 (D)(4) of the Securities and Exchange Commission (the "Schedules") have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Schedules are the responsibility of the Company's management.

Our audit procedures included determining whether the Schedules reconcile to the financial statement or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Schedules. In forming our opinion on the Schedules, we evaluated whether the Schedules, including its form and content are presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the Schedule I – Computation of net capital under Rule 15c 3-1 of the Securities and Exchange Commission and Schedule II – Reconciliation of aggregate indebtedness pursuant to Rule 17a-5 (D)(4) of the Securities and Exchange Commission are fairly stated, in all material respects, in relation to the financial statements as a whole.

Restriction on Use
This report is intended solely to be filed in a format consistent with Form X-17A-5, of the Company's annual report filed with the Securities and Exchange Commission.

We have served as the Company's auditor since 2016.

San Juan, Puerto Rico,
October 25, 2019.

Kevane Grant Thornton LLP



Robus Capital Partners LLC
(A wholly-owned subsidiary of Pacific Capital Corp.)

Balance Sheet
August 31, 2019

Assets

Cash	$	60,916
Other assets		500
Total assets - all current	$	61,416

Liabilities and Member's Capital

Accrued expenses	$	11,655
Due to parent company		7,718
Total liabilities - all current		19,373
Member's capital		42,043
Total liabilities and member's capital	$	61,416

The accompanying notes are an integral part of this balance sheet.

Notes to Financial Statements
August 31, 2019

(1)   Organization and summary of
        <u>significant accounting policies</u>:

(a) <u>Organization</u> –
      Robus Capital Partners LLC (a wholly-owned subsidiary of Pacific Capital Corp.) ("the Company"), is a
      registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the
      Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation
      ("SIPC"). The Company was formed as a Limited Liability Company pursuant to Chapter XIX of the Puerto
      Rico Limited Liability Company Act on December 4, 2015 ("formation date") and was granted FINRA
      membership on June 23, 2016 ("commencement date").

      The Company engages in mergers and acquisitions, including fairness opinions, and private placements on
      a best efforts basis. Since the date of formation to the date of this financial statement, the Company has
      not generated any revenues.

      The most significant accounting policies followed by the Company are the following:

(b) <u>Summary of significant accounting policies</u> –

   (i)   <u>Basis of presentation</u> –
         The Company's fiscal year ends on August 31st of each year. The Company has evaluated subsequent
         events through October 25, 2019, the date the financial statement was available to be issued.

   (ii) <u>Income taxes</u> –
         The Company elected to be treated as a partnership under the provisions of the 2011 Puerto Rico
         Internal Revenue Code. Accordingly, the Company is not subject to the payment of taxes on income,
         as the distributive shares of its annual income, or loss, is required to be currently reported as income
         or loss of the member.

         As a result, no provision or liability for income tax is accrued on the books of the Company.

         The Company follows the accounting standard on accounting for uncertainty in income taxes. As a
         result, management assessed whether there were any uncertain tax positions which may give rise to
         income tax liabilities and determined that there were no such matters requiring recognition in the
         accompanying financial statement.

   (iii) <u>Concentration of credit risk</u> –
         Financial instruments that may potentially expose the Company to concentration of credit risk consist
         of cash in its bank account. The Company maintains its cash in a bank deposit account at a high
         quality financial institution. At times, such deposits may exceed federal insured limits. The Company
         has not experienced any losses in such account.

   (iv) <u>Use of estimates</u> –
         The accompanying financial statement has been prepared in conformity with U.S. generally accepted
         accounting principles, which require management to make certain estimates and assumptions that affect
         the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date
         of the financial statement. Actual results could differ from those estimates.

(2) Member's capital:

The Company is governed by the terms and conditions of an Operating Agreement ("Agreement") dated December 4, 2015. The Company shall continue until terminated in accordance with the terms of the Agreement or as provided by law, including events of dissolution. The Company shall be dissolved only upon vote of all holding an interest in the Company, or the expiration of the term of the Company, if any.

The overall management and control of the Company shall be performed by management, who may, but need not, be a Member. All of the management's powers and limitations will be governed as specified and outlined in the Agreement.

(3) Related party transactions:

The Company has related party transactions with Pacific Capital Corp. ("the Parent"). All amounts outstanding are due on demand and do not bear interest. As of August 31, 2019, the total due to parent company amounted to $7,718.

Management agreement
On December 15, 2015, the Company entered into an expense sharing and management agreement with Pacific Capital Corp. ("the Parent") to provide various administrative, operational, finance and human resources services to the Company. The Company also rents office space from the Parent. See Note (4).

(4) Commitments:

On January 19, 2016, the Company entered into a sublease agreement with Pacific Capital Corp. ("the Parent") ("Sub landlord") that expired on August 31, 2017. This sublease agreement was extended for three additional years. The future minimum lease payments for the year ending August 31, 2020 is $15,153.

Total allocated rent expense under the management agreement (see Note (3)) for the year ended August 31, 2019 amounted to $15,421.

(5) Net capital requirement:

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) promulgated by the Securities and Exchange Commission ("SEC"). Under the method of computing capital requirements adopted by the Company, net capital shall not be less than $5,000 or 6.67% of Aggregate Indebtedness, whichever is greater. Also, aggregate indebtedness shall not exceed 1,500% of net capital. As of August 31, 2019, the Company's net capital, as defined, was $41,543, which exceeded the minimum net capital requirement by $36,543.

(6) Exemption from Rule 15c3-3:

The Company is exempt from the SEC Rule 15c3-3 pursuant to the exemptive provision under sub-paragraph (k)(2)(i). Under paragraph (k)(2)(i) of Rule 15c3-3, a broker-dealer is exempt from the Customer Protection Rule if it carries no margin accounts; promptly transmits (i.e., by noon of the business day following receipt) all customer funds and securities received and does not otherwise hold or owe money or securities to customers; and effectuates financial transactions with customers through one or more bank accounts designated as a special account for the exclusive benefit of customers.

(7)   Supplementary information:

The accompanying Schedules I and II have been prepared in accordance with the requirements and general format of FOCUS Form X-17a-5.

Other schedules, such as, Statement of Changes in Liabilities Subordinated to Claims of General Creditors, Determination of Reserve Requirements, Information Relating to the Possession or Control Requirements, and Schedule of Segregation Requirements and Funds in Segregation, which are required per SEC Rule 15c3-3 are omitted as being not applicable since, during the year ended August 31, 2019, the Company had no activities that would need to be disclosed on such schedules.

(8)   Contingencies:

The Company, at times, may be involved in litigation relating to matters that arise in the ordinary course of its operations and activities. Such matters are contested by the Company's legal counsel or covered by insurance. It is management and its legal counsels' opinion, that the final outcome of such claims and legal proceedings when they arise, will not materially affect the operations of the Company.

Robus Capital Partners LLC
(A wholly-owned subsidiary of Pacific Capital Corp.)

Schedule I

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
August 31, 2019

Net Capital:

Total member's capital	$	42,043
Less- Non-allowable assets-		
Other assets		(500)
Net capital	$	41,543

Aggregate indebtedness:

Items included in the accompanying balance sheet-		
Accrued expenses	$	11,655
Due to parent company		7,718
Total aggregate indebtedness	$	19,373

Computation of basic net capital requirement:

Minimum net capital required (aggregate indebtedness * 6.67%)	$	1,292
Minimum dollar net capital requirement	$	5,000
Net capital requirement (highest of above amounts)	$	5,000
Excess net capital (net capital - $5,000)	$	36,543
Net capital less the greater of 10% of aggregate indebtedness or 120% of minimum dollar net capital requirement	$	35,543
Ratio: Aggregate indebtedness to net capital		46.63%

Reconciliation with Company's computation (included in Part IIA Form X-17A-5 as of August 31, 2019):

Net capital, as reported in Company's Part IIA (Unaudited) FOCUS report	$	41,543
Net audit adjustments		-
Net capital per above	$	41,543

Robus Capital Partners LLC
(A wholly-owned subsidiary of Pacific Capital Corp.)   **Schedule II**

Reconciliation of Aggregate Indebtedness Pursuant to Rule 17A-5 (D)(4)
of the Securities and Exchange Commission
August 31, 2019

Reconciliation with Company's computation (included in Part IIA Form
X-17A-5 as of August 31, 2019):

Aggregate indebtedness as reported in		
Company's Part IIA (Unaudited) FOCUS report	$	19,373
Audit adjustments		-
Schedule I	$	19,373